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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                        STATE AUTO FINANCIAL CORPORATION
 ------------------------------------------------------------------------------
                           (Name of Subject Company)

                        STATE AUTO FINANCIAL CORPORATION
 ------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   855-707105
 ------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             JOHN R. LOWTHER, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        STATE AUTO FINANCIAL CORPORATION
                             518 EAST BROAD STREET
                           COLUMBUS, OHIO 43215-3976
                                 (614) 464-5000
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

                             JOHN P. BEAVERS, ESQ.
                              BRICKER & ECKLER LLP
                             100 SOUTH THIRD STREET
                              COLUMBUS, OHIO 43215
                                 (614) 227-2361

[ ]    CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
       COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER
       OFFER.

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

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Item 1.  Subject Company Information.................................     1
Item 2.  Identity and Background of Filing Person....................     1
Item 3.  Past Contracts, Transactions, Negotiations and Agreements...     3
Item 4.  The Solicitation or Recommendation..........................     9
Item 5.  Persons/Assets Retained, Employed, Compensated or Used......    13
Item 6.  Interest in Securities of the Subject Company...............    13
Item 7.  Purposes of the Transaction and Plans or Proposals..........    13
Item 8.  Additional Information to be Furnished......................    14
Item 9.  Exhibits....................................................    22

This Amendment No. 1 to Schedule 14D-9 amends and restates the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by State Auto Financial Corporation as a pre-commencement communication on September 2, 2003.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) The subject company is State Auto Financial Corporation, an Ohio corporation (the "Company" or "STFC"). The address and telephone number of the Company's principal executive offices are 518 East Broad Street, Columbus, Ohio 43215, and (614) 464-5000.

     (b) This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the Company's Common Shares, without par value (the "Shares"). As of August 22, 2003, there were 39,288,510 Shares outstanding and approximately 12 million Shares reserved for issuance under the Company's equity compensation plans, of which 6,789,959 Shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding vested and unvested options issued pursuant to such plans. The Company's equity compensation plans consist of the 1991 and 2000 Stock Option Plans and the 1991 and 2000 Directors Stock Option Plan, the 1998 State Auto Agent's Stock Option Plan, and the Employee Stock Purchase Plan.

Unless the context otherwise requires, any reference in this Statement to an "Item" refers to a numbered Item of this Statement.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address of Person Filing this Statement.

     The Company is the person filing this Statement. The information about the Company's address and business telephone number in Item 1(a) above is incorporated herein by reference. The Company's website address is www.stfc.com. The information on the Company's website should not be considered a part of this Statement.

THIS SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF PROXIES IN CONNECTION WITH ANY SPECIAL MEETING OF SHAREHOLDERS UNDER THE OHIO CONTROL SHARE ACQUISITION STATUTE (AS DEFINED IN ITEM 4). IF SUCH MEETING IS CALLED, ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

     (b) Tender Offer of the Purchaser.

     This Statement relates to a tender offer announced by a filing of (i) a Tender Offer Statement on Schedule TO made on August 20, 2003 by State Auto Financial Acquisition Corporation, which is an Illinois corporation wholly owned by Gregory M. Shepard ("Shepard") and which subsequently changed its name to "STFC Acquisition Corporation" ("Offeror") and (ii) an amendment to that Schedule TO made on September 8, 2003 by Offeror with the Securities and Exchange Commission (the "SEC") to purchase 8,000,000 of the outstanding Shares at a price of $32.00 per Share, net to the seller in cash, without interest (the "Tender Offer"). The Tender Offer as described in the Tender Offer Statement on Schedule TO filed by Shepard and Offeror with the SEC, together with the exhibits thereto, as the same has been and may be amended from time to time, is referred to herein as the "Schedule TO".

     The Schedule TO states that, subject to the satisfaction or waiver of certain conditions, following completion of the Tender Offer, Shepard intends to cause the merger of Offeror with and into an entity to be formed and wholly-owned by State Automobile Mutual Insurance Company ("State Auto Mutual"), which owns approximately 66.9% of the outstanding Shares as of the date of this Statement (the "Proposed Merger")(the Proposed Merger, together with the Tender Offer and any associated financing or other transactions, is referred to herein as the "Proposed Transaction"). In connection with the Proposed Transaction, Shepard intends to purchase from the surviving entity 1,000,000 Shares for $32,000,000, but the Schedule TO states that Shepard (i) has no current financing arrangements to consummate such purchase and (ii) cannot give any assurance that Shepard will obtain the funding to consummate such purchase.

     Offeror is unaffiliated with the Company. Investors are advised not to be confused with the similarity in names. The Tender Offer materials being mailed to the Company's shareholders are from Offeror, not from the Company.

     The Schedule TO states that both Offeror's and Shepard's business address is 980 North Michigan Avenue, Suite 1400, Chicago, Illinois 60611, and their business telephone number is (312) 214-3566.

          Key Conditions to the Tender Offer Cannot Be Met

     The terms of the Tender Offer require State Auto Mutual or its board of directors to take or refrain from taking certain actions as conditions to Shepard and Offeror consummating the Tender Offer. Certain of these conditions (the "Essential Conditions") cannot be met or practically waived by Shepard or Offeror. The Essential Conditions are as follows:

     - State Auto Mutual transferring control of State Auto Mutual and the Company to Shepard and Offeror, including giving Shepard and Offeror the right to designate a majority of the members of the board of directors and each board committee of State Auto Mutual and its subsidiaries (the "Change of Control Condition");

     - State Auto Mutual financing the Tender Offer by issuing surplus notes in the amounts and upon terms and conditions determined by Shepard and Offeror in their sole discretion (the "Financing Condition"); and

     - State Auto Mutual giving all other approvals and consents required to consummate the Proposed Transaction upon terms and conditions determined by Shepard and Offeror in their sole discretion (the "State Auto Mutual Approval Condition").

     In addition, the Tender Offer contains a number of other conditions, including obtaining all regulatory approvals necessary for the acquisition of control of STFC and State Auto Mutual by Shepard and Offeror upon terms and conditions determined in their sole discretion.

          The Tender Offer Cannot Be Completed and Is Illusory

     Because Essential Conditions will not and cannot be met for the reasons stated below and in Item 4 below, the Company believes that it is impossible to complete the Tender Offer and the Tender Offer is illusory:

     - State Auto Mutual's board of directors has informed the Company that it unanimously opposes and rejects the Tender Offer as not being in the best interests of State Auto Mutual, its policyholders and other constituencies.

     - State Auto Mutual's board of directors has unanimously refused to turn over control of State Auto Mutual and its subsidiaries, including the Company, to Shepard and Offeror. Therefore, the Change of Control Condition cannot be met.

     - State Auto Mutual's board of directors has unanimously refused to issue surplus notes or provide other financing to Shepard and Offeror--the sole source of financing for the Tender Offer proposed by Shepard and Offeror. Therefore, the Financing Condition cannot be met.

     - State Auto Mutual's board of directors has unanimously decided to vote State Auto Mutual's shares of the Company (66.9% of the Company's outstanding Shares) against approval of the Tender Offer at any meeting of the Company's shareholders called to consider the Tender Offer. Therefore, the State Auto Mutual Approval Condition cannot be met.

          Shepard Informed Conditions Cannot Be Met

     By letter dated September 2, 2003, State Auto Mutual clearly and unequivocally informed Shepard and Offeror that State Auto Mutual's board of directors "unanimously rejected your proposals, and specifically rejected taking those actions by [State Auto Mutual] which were required to meet the conditions of your [Tender Offer]." A copy of the September 2, 2003 letter is attached as
Exhibit 99a(6).

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     STFC's Proxy Statement, dated April 14, 2003 (the "2003 Proxy Statement") and sent by STFC to its shareholders in connection with its 2003 annual meeting of shareholders held on May 23, 2003 (the "2003 Annual Meeting of Shareholders"), attached hereto as Exhibit 99e(1) and also available from the Securities and Exchange Commission and its Edgar Database at http://www.sec.gov, is incorporated herein by reference. Except as described (i) in this Statement and (ii) on pages 8 through 21, pages 25 through 29, and pages 30 through 33 of the Proxy Statement, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between STFC or its affiliates and (a) STFC's executive officers, directors or affiliates or (b) Offeror or any of its executive officers, directors or affiliates.

     (a) Agreements between STFC and affiliates and STFC's executive officers and directors.

          Tendering by Executive Officers and Directors

     A condition of the Tender Offer is that directors and executive officers of STFC not tender any of their Shares or exercise any of their options into the Tender Offer. If, despite this condition, any of STFC's directors and executive officers were to tender any of their Shares pursuant to the Tender Offer and such Shares were accepted by Offeror, they would receive the Tender Offer consideration for their Shares on the same terms and conditions as the other shareholders of the Company. If they were to so tender all of the Shares beneficially owned by them as of August 22, 2003, 574,882 Shares (excluding Shares subject to unexercised options) would be tendered, and if all were so accepted and purchased (despite the condition that directors and executive officers of STFC not tender any of their Shares or exercise any of their options into the Tender Offer), they would be entitled to receive $18,396,224 in exchange for their Shares.

     As discussed below in Item 4(c) of this Statement, to the knowledge of the Company, none of the Company's executive officers or directors currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Tender Offer.

          Executive Officers and Agents Compensation

     Cash and certain other compensation of the CEO and the four most highly compensated executives (other than the CEO) of STFC as of December 31, 2002 (the "Named Executive Officers") is summarized under the headings "Summary of Cash and Certain Other Compensation" and "Employees' Retirement Plan" on pages 9 through 13 of the 2003 Proxy Statement, a copy of which is attached hereto as
Exhibit 99e(1).

          Employment Agreement with the Chief Executive Officer

     Robert H. Moone, the Company's Chairman of the Board, President and Chief Executive Officer, has entered into an Employment Agreement with the Company dated May 22, 2003 (the "Moone Employment Agreement"), with the current term continuing through December 31, 2005, or until his earlier death or disability, or upon earlier termination by either Mr. Moone or the Company as permitted by the Agreement. The Moone Employment Agreement may be renewed at the end of the current term for one additional two-year term with the mutual consent of both Mr. Moone and the Company. If Mr. Moone wants to renew and the Company does not, the Employment Agreement will be terminated and Mr. Moone will be compensated as if terminated without cause. If the Company wants to renew and Mr. Moone does not, the Moone Employment Agreement will be terminated and Mr. Moone will be compensated as if voluntarily terminated. The Moone Employment Agreement provides that Mr. Moone's annual rate of compensation will not be less than his base salary at the time the Agreement was entered into by the parties, plus such increases in base compensation as may be authorized by the Compensation Committee of the Company's Board of Directors. The Moone Employment Agreement also provides for Mr. Moone's continued participation in the Company's Quality Performance Bonus Plan and his incentive bonus arrangement (collectively, "Incentive Compensation Plans").

     In the event Mr. Moone is terminated for cause, he will be entitled to receive salary payments for twelve bi-weekly pay periods following the date of termination plus any compensation to which he is entitled under the Incentive Compensation Plans. In the event Mr. Moone is terminated without cause (other than for death, disability, or retirement), he will be entitled to the following: payment of his base salary and receipt of benefits under the Moone Employment Agreement, both for a 24-month period; payment of the average of the prior two years' aggregate payments under the Company's Quality Performance Bonus Plan; and payment of the average of the prior two years' incentive bonus. In addition, if Mr. Moone is terminated without cause, Mr. Moone and his spouse shall also be entitled to participate in the Company's health insurance plan until he and his spouse first become eligible for Medicare. In the event Mr. Moone becomes disabled, which disability continues for more than six consecutive months during a twelve-month period, the Company may terminate Mr. Moone's Employment Agreement, and he will be entitled to receive his base salary and payments under the Incentive Compensation Plans to the date of termination. Thereafter, Mr. Moone will be entitled to receive 20% of his base salary, in addition to disability benefits received from any of the Company's long-term disability plans, throughout the period of his disability or until he attains age 65, whichever first occurs. In the event of Mr. Moone's death, his beneficiaries will receive payment of his base annual salary for twelve months plus a pro rata share of payments "earned" as of the date of death under the Incentive Compensation Plans.

          Executive Agreements (Change-in-Control Arrangements)

     The change-in-control arrangements of the executive agreements of Mr. Moone and three other executive officers of the Company are summarized under the heading "Executive Agreements (Change-in-Control Arrangements)" on pages 14 through 16 of the 2003 Proxy Statement, a copy of which is attached hereto as
Exhibit 99e(1).

          Stock Option Plans and Directors Stock Option Plans

     Directors of the Company hold outstanding, unexercised options to purchase Shares granted pursuant to the Company's 1991 and 2000 Directors Stock Option Plans referenced in the 2003 Proxy Statement, a copy of which is attached hereto as Exhibit 99e(1). Officers and employees of the Company hold outstanding, unexercised options to purchase Shares granted pursuant to the Company's 1991 and 2000 Stock Option Plans referenced in the Proxy Statement, a copy of which is attached hereto as Exhibit 99e(1).

     As described on pages 5, 6 and 25 of the 2003 Proxy Statement, a copy of which is attached hereto as Exhibit 99e(1), as of December 31, 2002, directors, officers and employees of the Company held unexercised options to purchase 2,671,925 Shares with a weighted-average exercise price of $10.98 per share issued pursuant to the 1991 and 2000 Stock Option Plans and the 1991 and 2000 Directors Stock Option Plans.

     Since the issuance of the 2003 Proxy Statement, the Company has granted the following options to the Named Executive Officers pursuant to the 2000 Stock Option Plan. The Named Executive Officers in the 2003 Proxy Statement received the following grants on May 22, 2003 each with an exercise price of $18.74 per share:

NAME                                         SHARES SUBJECT TO OPTIONS   SHARES VESTED
----                                         -------------------------   -------------
Robert H. Moone............................           48,000                   0
Mark A. Blackburn..........................           14,500                   0
Steven J. Johnston.........................           14,500                   0
John R. Lowther............................           14,500                   0
Steven R. Hazelbaker.......................            4,500                   0

     The option agreement between the Company and each of these executive officers permit the executive officer to exercise his options within 90 days if his employment is terminated, unless employment is terminated due to death, disability or retirement. In the event of termination due to death, disability or retirement, non-qualified stock options may be exercised within the term of the option agreement. Incentive stock options must be exercised within the time frame imposed by statute following termination of employment for any reason. The options granted on May 22, 2003 to the above named officers and all other options granted on that day under the 2000 Stock Option Plan vest in one-third increments over a three year period.

          Change in Control Provisions

     The 1991 and 2000 Stock Option Plans and the 1991 and 2000 Directors Stock Option Plans have similar provisions in the event of a "change in control" or "potential change in control" of the Company (generally defined by reference to the acquisition of a specified percentage of voting power, or a change in the composition of the Company's Board of Directors (the "Board of Directors"), or an acquisition of the Company that requires shareholder approval, or a transaction involving the Company or its affiliates that requires shareholder approval and has the effect of causing the Company to cease to be a public company). In the event of a change in control or potential change in control, all outstanding options may be terminated by the Company upon the payment of cash in an amount equal to the difference between the exercise price of the option and the "change in control price" (generally defined to mean the highest fair market value of the Shares underlying the options at any time during the sixty-day period preceding the event that triggered the change in control or potential change in control). If the change in control price is less than the exercise price, the option may be terminated without any payment.

     If the Tender Offer were consummated in accordance with its terms, the Tender Offer would result in a change in control as defined in the 1991 and 2000 Stock Option Plans and the 1991 and 2000 Directors Stock Option Plans.

     As of August 22, 2003, the directors, executive officers and other employees of the Company held unexercised options to purchase 2,752,059 Shares with a weighted-average exercise price of $12.54 per share. If the Tender Offer were consummated at a change in control price of $32.00 per share, option-holders would be entitled to receive in the aggregate of approximately $53,747,712.

         Compensation of Directors; Adoption of Fourth Amendment to 2000 Directors Stock Option Plan

     Compensation of directors who are not officers or employees of STFC or its affiliates, including that obtained from the directors' deferred compensation plan and the 1991 and 2000 Directors Stock Option Plans is described under the headings "Compensation of Directors" and "Equity Compensation Plan Information" on pages 8 and 25, respectively, of the 2003 Proxy Statement, a copy of which is attached hereto as Exhibit 99e(1).

     Since the issuance of the 2003 Proxy Statement, the shareholders of the Company at the 2003 Annual Meeting of Shareholders approved Amendment 4 to the 2000 Directors Stock Option Plan, as described on pages 30 through 33 of the 2003 Proxy Statement, a copy of which is attached hereto as Exhibit 99e(1), increasing the number of Shares subject to options granted annually to directors from 1,500 Shares to 4,200 Shares.

          Agents

     Independent insurance agents of the Company hold outstanding, unexercised options to purchase Shares granted pursuant to the 1998 State Auto Agent's Stock Option Plan referenced as the "Agent's Option Plan" in the 2003 Proxy Statement (the "Agent's Option Plan").

     As described on page 25 of the 2003 Proxy Statement, a copy of which is attached hereto as Exhibit 99e(1), as of December 31, 2002, independent insurance agents of the Company held unexercised options to purchase 104,325 Shares with a weighted-average exercise price of $13.51 per share issued pursuant to the Agent's Option Plan.

          Catastrophic Loss Reinsurance

     STFC has entered into the Amended and Restated Put Agreement, dated as of November 16, 2001 (the "Put Agreement"), with State Auto Mutual and Bank One, NA ("Bank One"), in order to induce the execution and performance of the Amended and Restated Credit Agreement, dated as of the same date (the "Credit

Agreement"), among SAF Funding Corporation ("SAF Funding"), Bank One, and several banks signatory thereto (the "Lenders"). Generally, the Credit Agreement provides for, among other things, an extension of credit to be made by the Lenders to SAF Funding in an aggregate principal amount not to exceed $100,000,000 with respect to a single catastrophe loss event. Pursuant to the Amended and Restated Standby Purchase Agreement, dated as of November 16, 2001 (the "Standby Purchase Agreement") between SAF Funding and STFC, SAF Funding will purchase up to $100,000,000 worth of STFC's Class A Preferred Stock, funded by the credit facility under the Credit Agreement. STFC would, in turn, contribute the proceeds of the sale of its Class A Preferred Stock to State Auto Property and Casualty Insurance Company, a South Carolina domiciled, wholly owned insurance subsidiary of STFC ("State Auto P&C"), for it to pay losses and/or loss adjustment expenses resulting from a catastrophe loss, affecting State Auto Mutual or any of its insurance company affiliates, in the aggregate, above $120,000,000. However, if STFC or State Auto Mutual undergoes a change of control in its board of directors, such an event would constitute a "Put Event" under the Put Agreement. A Put Event constitutes an event of default under the Credit Agreement. A default under the Credit Agreement could cause the Lenders to terminate or suspend any obligations to provide credit, or to declare any money loaned immediately due and payable, under the Credit Agreement. Thus, SAF Funding, and therefore STFC, would no longer have access to the $100,000,000 credit facility in the event of a catastrophe. Not having access to such credit facility would cause STFC and its subsidiaries to rely on other reinsurance and potentially the surplus of each of the operating insurers affiliated with STFC to pay catastrophic loss claims and/or loss adjustment expenses resulting from a catastrophic event. To protect the policyholders surplus of its affiliates, in the event of such a default, STFC would likely have to replace the above described credit facility with other catastrophe reinsurance, which may not be available on terms and conditions as favorable as those provided under the Credit Agreement. The Company believes that the Proposed Transaction, if consummated, and any resulting change of control in the board of the Company would constitute a "Put Event" under the Put Agreement and thereby an event of default under the Credit Agreement, permitting the Lenders to terminate the $100,000,000 credit facility. The foregoing description is qualified in its entirety by reference to the Put Agreement, the Credit Agreement and the Standby Purchase Agreement, copies of which are attached to this Statement as Exhibits 99e(2), 99e(3) and 99e(4), respectively.

          Director Indemnification Agreements

     In addition to indemnification that may be available pursuant to STFC's Amended and Restated Code of Regulations (the "Code of Regulations"), a copy of which is attached as Exhibit 99e(5) to this Statement, STFC has executed an Indemnification Agreement with each STFC director pursuant to which STFC will indemnify the director for all expenses (including legal fees), judgments, fines and amounts paid in settlement incurred by the director in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, arbitrative, or investigative and including, without limitation, appeals and any action by or in the right of STFC) to which the director is, was, or at any time becomes a party, or is threatened to be made a party as a result, directly or indirectly, of serving at any time as a director or officer of the Company, or at the request or with the consent of STFC as a trustee, director, officer, employee or agent of another corporation, domestic or foreign, profit or not-for-profit, partnership, trust, joint venture, committee, or other organization or enterprise. Each Indemnification Agreement also provides that STFC will indemnify a director to the fullest extent the director may be indemnified under Ohio law. In addition, each Indemnification Agreement requires that STFC pay all indemnifiable expenses to the director in advance of the final disposition of the action, suit or proceeding. STFC will not indemnify directors, and directors receiving an advancement of expenses will repay all such advances, if, among certain other triggers, the director's conduct is adjudged by a court of competent jurisdiction to have been knowingly fraudulent, deliberately dishonest or willfully wrongful, and also to have been such that indemnification is unlawful under Ohio law. The foregoing description is qualified in its entirety by reference to the Indemnification Agreement, a copy of which is attached hereto as Exhibit 99e(6) to this Statement.

     Ohio Revised Code Section 1701.13(E) allows a corporation to indemnify any person, including a STFC director, subject to certain requirements. The Indemnification Agreements executed by directors expand the indemnification generally available under Ohio Revised Code Section 1701.13(E). The Ohio Revised Code provides that STFC may indemnify a person, whereas the language in the Indemnification Agreements requires that STFC will indemnify a director. Accordingly, in addition to the litigation described in Item 8(a) in which certain STFC directors are named as defendants, if any other litigation arises as a result of the Tender Offer, and if one or more current or former STFC directors are parties to those suits, STFC will be required to indemnify each such person for the expenses related to such litigation, so long as such indemnification is not adjudged to be unlawful.

          Indemnification for Directors, Officers, Employees and Agents

     Certain persons, who are directors, officers, employees and agents of the Company and are not party to an Indemnification Agreement, have certain indemnification rights pursuant to Article 6 of the Code of Regulations. The indemnification rights granted under the Code of Regulations are similar to those granted under the Indemnification Agreements described above; however, the Code of Regulations provides indemnification for any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that the person is or was a director, officer, employee or agent of STFC. The Code of Regulations allows for permissive, rather than mandatory, advancement of expenses by STFC. The indemnification provided by the Code of Regulations continues to cover any person after he or she ceases being a director, trustee, officer, employee or agent of STFC. The foregoing description is qualified in its entirety by reference to the Code of Regulations, a copy of which is attached as Exhibit 99e(5) to this Statement.

     It is mandatory that STFC indemnify persons who meet the criteria under the Code of Regulations pursuant to the indemnification rights provided for in the Code of Regulations. Accordingly, in addition to the litigation described in
Item 8(a) in which certain STFC directors are named as defendants, if any other litigation arises as a result of the Tender Offer, and if one or more current or former STFC directors, trustees, officers, employees or agents are parties to those suits, STFC will be required to indemnify each such person for the expenses related to such litigation, so long as such indemnification is within the scope of the Code of Regulations.

          Affiliates

     The Management and Operations Agreement effective January 1, 2000, as amended (the "2000 Management Agreement"), the Reinsurance Pooling Agreement Amended and Restated as of January 1, 2000, as amended (the "2000 Pooling Agreement"), the Management and Operations Agreement dated January 1, 2000, as amended (the "2000 Midwest Management Agreement"), that relates to management of State Auto Insurance Company of Wisconsin formerly known as Midwest Security Insurance Company ("SAWI"), the Management and Operations Agreement dated January 1, 2000 (the "2000 Farmers Casualty Management Agreement") that relates to management of Farmers Casualty Insurance Company ("Farmers Casualty") and Mid-Plains Insurance Company ("Mid-Plains"), the Management and Operations Agreement dated January 1, 2002 (the "MIGI Management Agreement") that relates to management of Meridian Security Insurance Company ("Meridian Security"), Meridian Citizens Security Insurance Company ("Meridian Citizens Security") and Meridian Citizens Mutual Insurance Company ("Meridian Citizens Mutual"), and certain other arrangements (including investment management arrangements) among STFC and certain affiliates, including State Auto Mutual, State Auto P&C and other affiliated companies, are described under the following headings in the 2003 Proxy Statement: "Compensation of Executive Officers" on page 8 and "Certain Transactions" on pages 26 through 29, a copy of which is attached hereto as Exhibit 99e(1).

     During the first six months of 2003, the following companies incurred the following management fees to State Auto P&C under the 2000 Midwest Management Agreement, the 2000 Farmers Casualty Management Agreement and the MIGI Management Agreement: SAWI -- $107,000; Farmers Casualty -- $102,000; Mid-Plains -- $8,600; Meridian Security -- $327,000; Meridian Citizens
Security -- $41,000; and Meridian Citizens Mutual -- $41,000.

     During the first six months of 2003, the following companies incurred the following fees to Stateco Financial Services, Inc. ("Stateco") for investment management services pursuant to the investment management agreements between Stateco and such companies: State Auto Mutual -- $807,425; State Auto P&C -- $2,019,245; Milbank Insurance Company -- $574,251; State Auto National Insurance Company -- $107,159;

SAWI -- $40,114; Farmers Casualty -- $88,513; Mid-Plains -- $18,761;
SAOH -- $36,732; Meridian Security -- $141,240; Meridian Citizens
Security -- $36,841; and Meridian Citizens Mutual -- $32,906. STFC continues to believe that the fees charged by Stateco are comparable to those charged by independent investment managers under similar circumstances.

     Both the 2000 Management Agreement and the 2000 Midwest Management Agreement contain termination provisions which permit SAWI, in the case of the 2000 Midwest Management Agreement, and any of the "Managed Companies" as that term is defined in the 2000 Management Agreement (which term includes State Auto Mutual, STFC and certain affiliates) to terminate the management agreement upon the occurrence of either a "Change in Control" or a "Potential Change of Control," each as identically defined in each agreement. In both the 2000 Management Agreement and the 2000 Midwest Management Agreement the term "Change of Control" includes (i) any person or group (as defined in Section 13(d) of the Exchange Act) other than State Auto Mutual or another STFC affiliate becoming the "beneficial owner" (as defined in Section 13(d) of the Exchange Act) of STFC securities representing 20% or more of the combined voting power of the then outstanding STFC securities, (ii) certain changes in the majority of the Board of Directors during a 24-month period, and (iii) occurrence of any transaction requiring shareholder approval for the acquisition of STFC by an entity, other than State Auto Mutual or an STFC subsidiary, by merger, purchase of assets or otherwise. The Company believes that the Proposed Transaction, if consummated, would constitute a "Change of Control" under the 2000 Management Agreement and the 2000 Midwest Management Agreement, permitting SAWI to terminate the 2000 Midwest Management Agreement and permitting any of the Managed Companies (as defined therein) to terminate the 2000 Management Agreement. Under both agreements, a "Potential Change of Control" includes (a) the approval by the STFC shareholders of an agreement the consummation of which would result in a Change of Control as defined above, and (b) the acquisition of beneficial ownership by any person or group, other than STFC, its subsidiaries and their benefit plans, of STFC securities representing 5% or more of the combined voting power of outstanding STFC securities and the adoption of a resolution by the Board of Directors to the effect that a Potential Change of Control has occurred for purposes of the agreement. The Schedule 13D, filed by Shepard with the Securities and Exchange Commission, as amended, reports beneficial ownership of STFC securities representing 5% or more of the combined voting power of outstanding STFC securities, but no resolution has been adopted by the Board of Directors declaring a "Potential Change of Control" to have occurred for purposes of the agreements. Until adoption of such a resolution by the Board of Directors, no "Potential Change of Control" can occur permitting termination of the management agreements. Such a resolution, if adopted by the Board of Directors, would allow SAWI to terminate the 2000 Midwest Management Agreement, and any of the Managed Companies (as defined in the 2000 Management Agreement) to terminate the 2000 Management Agreement, at any time following adoption of such a resolution by the Board of Directors. A tender of STFC securities by the STFC shareholders in response to the Proposed Transaction which resulted in Shepard and/or Offeror owning 20% or more of the then outstanding STFC securities will constitute a "Change of Control" and will also allow the termination of the 2000 Management Agreement and 2000 Midwest Management Agreement.

     Any termination of the 2000 Management Agreement by any "Managed Companies" (as defined therein), or the termination of the 2000 Midwest Management Agreement by SAWI, would require the terminating company or companies to obtain from another source all of the various management, support and related services currently provided by State Auto P&C under the management agreements. Those services may not be available from other sources on terms and conditions as favorable as those currently provided under the agreements prior to termination.

     In addition to the agreements referred to above, STFC and its affiliates (including State Auto P&C and State Auto Mutual) are parties to certain other incidental intercompany support agreements not specifically discussed in the 2003 Proxy Statement, such as cost allocation agreements and other similar operational support agreements, all of which were entered into in the ordinary course of business and none of which contain termination or other provisions that are triggered by the Proposed Transaction. The MIGI Management Agreement, the 2000 Farmers Casualty Management Agreement and the 2000 Pooling Agreement do not contain termination or other provisions that are triggered by the Proposed Transaction.

     (b) Agreements with Offeror and Its Affiliates.

     Except as described in this Statement, to the best of the Company's knowledge, no material agreement exists between the Company and Offeror or Offeror's affiliate, Shepard. On August 25, 2003, the Company notified Offeror that the Company has elected under applicable federal securities laws to mail Offeror's Tender Offer materials to the Company's shareholders rather than to deliver to Offeror the Company's shareholder list and security position listings.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Solicitation/Recommendation.

     The Board of Directors, at a special meeting held on August 22, 2003, formed a special committee of independent directors (the "Special Committee"), comprised of David J. D'Antoni, William J. Lhota, S. Elaine Roberts, Richard K. Smith and Paul S. Williams. The Board of Directors charged the Special Committee with, among other things, evaluating and assessing the terms of the Tender Offer, recommending to the Board of Directors the position which the Company should take in respect of the Tender Offer and communicating the Board of Directors' response to the shareholders of the Company.

     The Special Committee, in consultation with the Special Committee's independent legal advisors, Vorys, Sater, Seymour and Pease LLP, and the Board of Directors, in consultation with the Company's legal advisors, Bricker & Eckler LLP, each unanimously determined at a meeting held on September 1, 2003 that the Tender Offer is not bona fide, but an illusory offer, because the Essential Conditions to the Tender Offer cannot and will not be met. Therefore, the Special Committee unanimously recommended to the Board of Directors that the full Board of Directors, in turn, recommend that the Company's shareholders reject the Tender Offer, once commenced, and not tender their Shares to Offeror pursuant to the Tender Offer.

     ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY SHAREHOLDERS REJECT THE TENDER OFFER AND NOT TENDER THEIR SHARES TO OFFEROR PURSUANT TO THE TENDER OFFER.

     A press release communicating the recommendation of the Board of Directors and a letter to STFC's shareholders recommending their rejection of the Tender Offer are filed as Exhibits 99a(1) and 99a(8), respectively, and are incorporated herein by this reference.

     (b) Reasons for the Recommendation.

          Background

     Since at least December 9, 2002, Shepard has been the beneficial owner of more than 5 percent of the outstanding Shares. On December 13, 2002, Shepard filed a Schedule 13D with the SEC.

     In the Schedule 13D, Shepard reported that he had submitted a proposal to the Company to be presented and voted on at the Company's 2003 Annual Meeting of Shareholders. The December 13, 2002 proposal requested that the Board of Directors appoint a special committee, with the assistance of an investment banker retained by it, to initiate a process for soliciting and evaluating merger proposals for State Auto Mutual and to undertake a general exploration of strategic alternatives available to the Company to maximize shareholder value.

     Upon receipt of the December 13, 2002 proposal, the Board of Directors formed a special committee of five independent directors, which retained independent legal counsel and unanimously recommended that the Board of Directors include the December 13, 2002 proposal in the proxy statement for the 2003 Annual Meeting of Shareholders and oppose the December 13, 2002 proposal. State Auto Mutual, acting through a committee of independent directors, informed the Company that the Company and its directors were not authorized to initiate and/or conduct any process for soliciting or evaluating merger proposals involving State Auto Mutual. State Auto Mutual also informed the Company that it would vote against the December 13, 2002 proposal if it were submitted to a vote of the Company's shareholders, thereby making adoption of the December 13, 2002 proposal impossible.

     The Board of Directors included the December 13, 2002 proposal in the 2003 Proxy Statement and opposed the December 13, 2002 proposal on the grounds that
(i) the Company did not have the power or authority to solicit merger proposals for its shareholder, State Auto Mutual, and (ii) the Board of Directors believed that the interests of shareholders were best served by maintaining the Company's current business strategies which are designed to maximize shareholder value over the long term. Shepard did not attend the 2003 Annual Meeting, and accordingly, the December 13, 2002 proposal was not introduced or voted on at the meeting.

     On May 29, 2003, Shepard filed Amendment No. 1 to his Schedule 13D, proposing that State Auto Mutual merge with an unlicensed Ohio mutual property and casualty insurance company to be formed by Shepard and then finance a tender offer for 10,896,332 STFC publicly-held Shares for $27.50 per share. The proposal was to be entirely financed with State Auto Mutual's own credit or assets. The May 29, 2003 proposal neither provided for Shepard to personally purchase Shares at $27.50 per share, nor committed Shepard to use any of his own funds to finance the purchase of Shares.

     On June 4, 2003, State Auto Mutual made publicly available a letter dated June 4, 2003 advising Mr. Shepard that on that date State Auto Mutual's board of directors met and established an independent committee to review communications from Shepard and to review and recommend actions to be taken based upon what is in the best interests of State Auto Mutual's policyholders. The June 4, 2003 letter also advised that State Auto Mutual takes great pride in its record as an independent company that has outperformed its industry over the last decade and that Shepard's May 29, 2003 proposal raised concerns because Shepard's May 29, 2003 proposal: (a) would be financed entirely with State Auto Mutual's own assets; (b) would not bring any additional resources or financial strength to State Auto Mutual; and (c) does not expand State Auto Mutual's insurance markets or business opportunities. A copy of the June 4, 2003 letter is attached as
Exhibit 99a(2).

     On June 4, 2003, State Auto Mutual informed STFC that State Auto Mutual's board of directors appointed to State Auto Mutual's independent committee the following directors, none of whom is or has been within the past five years, an officer, employee, agent or consultant of or to STFC or any of its affiliates:
Paul J. Otte, Marsha P. Ryan, Dennis R. Blank and James E. Kunk.

     On June 6, 2003, the Board of Directors considered Shepard's May 29, 2003 proposal. STFC, in a letter dated June 6, 2003, advised him that his "proposal, by its terms, depends on actions by other parties which have not been taken and which are beyond [STFC]'s legal authority" and that, based on this and other factors, the Board of Directors had decided it would not be necessary or appropriate to take action at this time. A copy of the June 6, 2003 letter is attached as Exhibit 99a(7).

     On June 13, 2003, Shepard filed Amendment No. 4 to his Schedule 13D, stating that although he preferred financing the tender offer of Shares with surplus notes issued by State Auto Mutual, he would be willing to consider "injecting equity into STFC through the purchase of STFC Class A Preferred Stock." Shepard did not specify the amount of equity he would consider providing or make any commitment to provide it. Shepard nonetheless proposed that STFC make a tender offer for 10,896,332 of its publicly-held Shares for $29.00 per share, conditioning the transaction on Shepard and his nominees taking over control of State Auto Mutual, STFC, and their affiliates.

     The June 13, 2003 proposal neither provided for Shepard to personally purchase Shares at $29.00 per share, nor committed Shepard to use any of his own funds to finance the purchase of Shares.

     On June 13, 2003, State Auto Mutual made publicly available a letter dated June 13, 2003, responding to Shepard's June 13, 2003 proposal by advising him that his June 13, 2003 proposal had been referred to State Auto Mutual's independent committee and noting that Shepard's most recent proposal would be entirely financed by State Auto Mutual's own assets even though Shepard had conditioned the transaction on his taking control of State Auto Mutual and STFC. The June 13, 2003 letter also pointed out that Shepard's June 13, 2003 proposal continued to suffer from substantially the same defects identified in State Auto Mutual's June 4, 2003 letter. A copy of State Auto Mutual's June 13, 2003 letter is attached as Exhibit 99a(3).

     On June 23, 2003, Shepard filed Amendment No. 5 to his Schedule 13D "proposing to negotiate a transaction whereby . . . [Shepard] would commence a tender offer for 8,000,000 of STFC's 10,896,332 publicly-held Shares . . . for $30.00 per share." Shepard further stated that "[Shepard's] financing" of the Tender Offer

"would not involve the incurrence of any debt by State Auto, STFC or their subsidiaries or affiliates" but Shepard offered no explanation of, or commitment for, financing the purchase other than the use of surplus notes sold by State Auto Mutual. Such surplus notes, however, are believed to constitute debt that would have to be repaid by State Auto Mutual and that would accrue above-market interest expense. Again, Shepard's June 23, 2003 proposal did not commit any of his own funds to finance the proposed purchase of STFC's publicly-held Shares.

     State Auto Mutual issued a press release on June 29, 2003, reporting that its board of directors considered a report of State Auto Mutual's independent committee and endorsed its independent committee's determination not to enter into discussions with Shepard. State Auto Mutual has made publicly available a letter dated June 30, 2003, advising Shepard of State Auto Mutual's board's decision and State Auto Mutual's board's endorsement of its independent committee's determination that:

     - Shepard's proposals appeared to follow a pattern of making impractical proposals with wide publication, aimed at pressuring pursuit of a transaction for short-term gain;

     - Shepard's proposals provided no additional resources or insurance business opportunities to the Company; and

     - There appeared to be no benefit for the Company or its constituencies from engaging in discussions with Shepard regarding the proposals at that time. A copy of State Auto Mutual's June 30, 2003 letter is attached as
       Exhibit 99a(4).

     On August 20, 2003, Shepard filed Amendment No. 7 to his Schedule 13D disclosing the filing of a Schedule TO by Shepard's wholly owned company and that the purpose of the Tender Offer is to enable Shepard to acquire control of STFC, State Auto Mutual and each of their subsidiaries.

     On August 21, 2003, in addition to receiving a copy of the amendment to Shepard's Schedule 13D and Offeror's Schedule TO filed on August 20, 2003, the Company received a demand that STFC elect either to mail Offeror's tender offer materials to STFC shareholders or to deliver to Offeror for this purpose STFC's shareholder list and security position listings under the SEC's tender offer rules. On this day STFC also received certain filings with the Ohio Department of Insurance, which were later directed to the Ohio Division, and a related statement to STFC under Section 1701.831 of the Ohio Revised Code (the "Ohio Control Share Acquisition Statute").

     On August 22, 2003, the State Auto Mutual's board of directors appointed Gerald L. Bepko as an additional member of State Auto Mutual's independent committee. Mr. Bepko is not and has not been within the past five years an officer, employee, agent or consultant of or to STFC or any of its affiliates.

     On August 25, 2003, the Company notified Shepard on behalf of Offeror of the Company's election to mail Offeror's tender offer materials.

     By letter dated September 2, 2003, State Auto Mutual informed Shepard and Offeror that State Auto Mutual's board of directors "unanimously rejected your proposals, and specifically rejected taking those actions by [State Auto Mutual] which were required to meet the conditions of your [Tender Offer]." A copy of the September 2, 2003 letter is attached as Exhibit 99a(6).

     On September 2, 2003, the Company filed its Solicitation/Recommendation Statement on Schedule 14D-9 stating that, while Shepard and Offeror announced the proposed Tender Offer by filing the Schedule TO with the SEC on August 20, 2003, the Company, upon advice of counsel, believed that a valid tender offer had not commenced under applicable SEC rules and regulations. The reasons for such belief included that it was impossible to complete the Tender Offer and the Tender Offer was illusory.

     On September 8, 2003, Offeror and Shepard delivered Offeror's Tender Offer materials for mailing to shareholders.

     On September 11, 2003, the Company sent to its shareholders Offeror's Tender Offer materials, delivered to Company on September 8, 2003.

     On September 12, 2003, the Company sent to its shareholders (i) this Statement, as amended, and (ii) that certain letter dated September 12, 2003, from Mr. Moone for the Company, a copy of which is attached as Exhibit 99(a)8.

     The Company, however, continues to believe that it is impossible to complete the Tender Offer and the Tender Offer is illusory for the reasons stated in Item 2 and this Item.

          Formation and Considerations of the Special Committee

     Following STFC's receipt on August 21, 2003 of a copy of the amendment to Shepard's Schedule 13D and Offeror's Schedule TO, the Board of Directors at a special meeting held on August 22, 2003 established a Special Committee as discussed above.

     The Special Committee held meetings on August 22, August 27, August 29 and September 1, 2003, in accordance with the responsibilities assigned to it by the resolutions of the Board of Directors adopted on August 22, 2003.

          Reasons for the Recommendation of the Board of Directors

     On September 1, 2003, the Board of Directors and the Special Committee were informed that State Auto Mutual's board of directors, based on the unanimous recommendation of its independent committee, had unanimously determined:

     - To oppose and reject the Tender Offer because it is not in the best interests of State Auto Mutual, its policyholders and other constituencies;

     - To decline and refuse to turn over control of State Auto Mutual and its affiliates, including the Company, to Shepard because such transfer of control would not be in the best interests of State Auto Mutual, its policyholders and other constituencies;

     - To decline and refuse to issue the surplus notes or to provide other financing to Shepard or Offeror to finance the Tender Offer; and

     - To vote State Auto Mutual's shares of the Company (66.9% of the Company's outstanding Shares) against approval of the Tender Offer at any shareholder meeting that may be called to consider the same.

     The Board of Directors and the Special Committee unanimously believe that the unanimous decisions of the board of directors of State Auto Mutual, based on the unanimous recommendation of its independent committee, to oppose and reject the Tender Offer and to decline and refuse to turn over control of State Auto Mutual and its affiliates, including the Company, mean that the Tender Offer's Change of Control Condition (as described in Item 2 above) cannot be met and that, therefore, it is impossible for Shepard and Offeror to complete the Tender Offer, and the Tender Offer is illusory.

     The Board of Directors and the Special Committee unanimously believe that the unanimous decisions of the board of directors of State Auto Mutual, based on the unanimous recommendation of its independent committee, not to issue surplus notes of State Auto Mutual -- the only source of financing identified in the Schedule TO -- or to provide any other form of financing to Shepard or Offeror mean that the Tender Offer's Financing Condition (as described in Item 2 above) cannot be met and that, therefore, it is impossible for Shepard and Offeror to complete the Tender Offer, and the Tender Offer is illusory.

     The Board of Directors and the Special Committee unanimously believe that the unanimous decisions of the board of directors of State Auto Mutual, based on the unanimous recommendation of its independent committee, to vote its shares of the Company (66.9% of the Company's outstanding common shares) against approval of the Tender Offer if submitted to a vote of the Company's shareholders pursuant to the Control Share Acquisition Statute means that the Tender Offer's State Auto Mutual Approval Condition (as described in Item 2 above) cannot be met; therefore, (i) the Tender Offer would not receive the required affirmative vote for approval if submitted to such a vote and could not be completed under Ohio law, (ii) it is impossible for Shepard and Offeror to complete the Tender Offer, and (iii) the Tender Offer is illusory.

     The members of the Board of Directors and the Special Committee did not find it practicable to assign relative weights to the foregoing factors. The recommendation of the Board of Directors and the Special Committee was made after considering the totality of the information and factors involved. In addition, individual members of the Board of Directors or the Special Committee may have given different weight to different factors.

          Recommendation of the Board of Directors

     In light of the factors described above, the Board of Directors and the Special Committee each has separately and unanimously determined to recommend that the shareholders reject the Tender Offer and not tender their Shares to Offeror pursuant to the Tender Offer. THEREFORE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS REJECT THE TENDER OFFER AND NOT TENDER THEIR SHARES TO OFFEROR PURSUANT TO THE TENDER OFFER.

     (c) Intent to Tender.

     To the best knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Tender Offer or Proposed Merger except that the Company has retained:

     - Cochran Public Relations Inc. to assist in connection with media and public relations; and

     - Georgeson Shareholder Communications Inc. to assist in connection with shareholder communications.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as set forth in this Statement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any of the Company's directors, executive officers, or affiliates.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiation in response to the Tender Offer that relates to (i) a tender offer for or other acquisition of securities by or of the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of the Company.

     Except as set forth in this Statement, there are no transactions, Board of Directors' resolutions, agreements in principle or signed agreements in response to the Tender Offer that relate to or would result in one or more of the events referred to in the first paragraph of this item.

     Unrelated to the Tender Offer, the Company has been considering since the first quarter of 2003 capital raising alternatives which include a section 144(a) ten-year debenture offering in the principal amount of $150 million. The proceeds from the offering would be used to retire existing indebtedness and to make contributions to the capital of certain of the Company's operating subsidiaries. Although the Board of Directors has authorized the offering, the Company has not yet committed to consummation of the offering.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Legal Matters.

          Litigation

     Indiana Action Filed by Shepard. On July 27, 2001, Shepard and American Union Insurance Company ("AUIC"), an Illinois insurance company owned by Shepard and his brother, Tracey Shepard, filed a complaint in the United States District Court for the Southern District of Indiana against STFC, State Auto Mutual, Meridian Insurance Group, Inc. ("MIGI"), a wholly owned subsidiary of State Auto Mutual, and the former members of MIGI's board of directors, in the case styled Shepard, et al. v. Ramon L. Humke, et al., Case No. IP01-1103C-T/G (the "Indiana Lawsuit"). On November 13, 2001, Shepard and AUIC filed an Amended Complaint in the Indiana Lawsuit against the same defendants. The amended complaint arises from circumstances surrounding the merger of MIGI with and into a wholly owned subsidiary of State Auto Mutual (the "Merger"), which was consummated on or about May 31, 2001. The amended complaint alleges: (i) breach of fiduciary duty against the former MIGI directors for entering into, and other conduct relating to, the Merger; (ii) breach of an alleged confidentiality agreement brought against STFC and State Auto Mutual; and (iii) a claim for tortious interference with the confidentiality agreement brought against MIGI and one of the individual defendants. The Indiana Lawsuit remains pending.

     Defendants STFC, State Auto Mutual, MIGI and the former members of MIGI's board of directors believe the claims asserted by Shepard and AUIC are meritless and will vigorously defend the litigation.

     Ohio Action Filed by Shepard. On August 21, 2003, at 8:06 a.m., Shepard and Offeror filed a lawsuit in the United States District for the Southern District of Ohio, Eastern Division, Case No. C2-03-751, against STFC, State Auto Mutual, and certain directors of both companies. The central gravamen of Shepard's 32-page complaint is that the defendants were, at the time of the filing of the complaint, and will continue to "frustrate and impede" Offeror's presentation of the Tender Offer.

     The complaint asserts three counts. Count I asserts that certain directors of STFC "are attempting to frustrate and impede Purchasers' acquisition of shares by interfering with Purchasers' presentation of the Tender Offer and the shareholders' opportunity to decide for themselves whether they wish to sell their shares at the premium provided for under the Tender Offer." Plaintiffs assert that certain STFC directors have breached their fiduciary duties to the company's shareholders by, among other things, failing to give due consideration to Shepard's prior proposals and by opposing the Tender Offer.

     Count II alleges that State Auto Mutual, as a majority shareholder of STFC, has a fiduciary duty to the minority shareholders of STFC and that it has breached its purported fiduciary duty to those shareholders. It further asserts that actions taken by the directors of State Auto Mutual "constitute breaches by the State Auto Mutual directors of State Auto Mutual's fiduciary duties" and that the purported breaches of fiduciary duty of both State Auto Mutual and its directors are likely to cause irreparable harm to plaintiffs.

     Finally, Count III of the complaint alleges that the directors of both State Auto Mutual and STFC conspired to participate in a scheme with "the purpose of disparaging Shepard and lowering him in the esteem of the company's other minority shareholders and in the eyes of State Auto Mutual's policyholders."

     Plaintiffs seek relief in the form of declaratory judgment that State Auto Mutual and the directors of the two companies have breached fiduciary duties and further seek to enjoin the defendants from "impeding, thwarting, frustrating or interfering with the Tender Offer," and judgment in an amount to be determined and costs and expenses.

     The Company and the STFC director defendants believe the claims asserted by Shepard and Offeror are meritless and will vigorously pursue dismissal of the action.

     Ohio Action Against Shepard. On June 30, 2003, STFC and State Auto Mutual filed a complaint in the United States District Court for the Southern District of Ohio against Shepard. The central gravamen of the complaint is that Shepard falsely misstated or omitted material facts in press releases which accompanied his Schedule 13D SEC filings of May 30, June 13, and June 23, 2003. The complaint alleges that Shepard has repeatedly misled the investing public by asserting in his press releases that he would personally purchase STFC shares where the Schedule 13D filing indicates otherwise. The complaint further alleges that Shepard repeatedly failed to disclose in his press releases that the proposed purchase of STFC shares would be funded from the assets of State Auto Mutual.

     The complaint also alleged that Shepard had omitted from his Schedule 13D filings the material disclosure that he had been CEO of Illinois Healthcare Insurance Company and that the company was placed into liquidation while under his management and that he had been the subject of a cease and desist order issued by the Indiana Division of Securities. After the complaint was filed, Shepard filed an amended Schedule 13D which disclosed these two facts.

     Shortly after filing the complaint, Plaintiffs filed a motion for preliminary injunction against Shepard and that motion came on for an evidentiary hearing on August 20, 2003. At the end of the first day of that hearing, at 5:31 p.m., Shepard filed with the SEC a Schedule TO purporting to initiate the Tender Offer. This filing was accompanied by another press release. On the following morning, Plaintiffs filed a motion for temporary restraining order in which they sought to have Shepard restrained from further disseminating his August 21 press release where (1) Plaintiffs alleged it continued to purport to show that Shepard would be the purchaser of the stock when that was not the case, and (2) Plaintiffs alleged that Shepard was misrepresenting to the investing public that his proposed transaction would not involve the incurrence of any debt by State Auto Mutual, STFC, or any of its subsidiaries. A hearing on Plaintiffs' motion for temporary restraining order was held on August 21 and the preliminary injunction hearing was adjourned pending the Court's ruling on the motion for temporary restraining order.

     On August 25, 2003, the Court issued an order overruling Plaintiffs' motion for temporary restraining order finding that, even though Shepard's press releases were incomplete, it did not constitute a showing of a likelihood of proving a violation of SEC rules. Plaintiffs subsequently withdrew their motion for a preliminary injunction that was scheduled for reconvened hearing on Tuesday, September 2, 2003.

     On August 25, 2003, Plaintiffs filed an amended supplemental complaint which added new claims relating to Shepard's August 21 press release. They also added a "tipster" claim which alleges that several of Shepard's neighbors and acquaintances were tipped off to Shepard's plans and bought shares in STFC based upon Shepard's tips. Shepard has filed a motion to dismiss the amended supplemental complaint.

          Misuse of Trade Name and Mark

     On September 2, 2003, legal counsel for State Auto Mutual sent Shepard a letter demanding that he immediately discontinue use of "State Auto" in the Offeror's name. State Auto Mutual has been using the "STATE AUTO(R)" name and mark since 1963. State Auto Mutual owns Incontestable U.S. Federal Registration No. 1,610,097 for its "STATE AUTO(R)" mark. State Auto Mutual has used its "STATE AUTO(R)" name and mark for 40 years and has the exclusive right to use "STATE AUTO(R)" in connection with its business and activities. Shepard's adoption and use of "State Auto" for the name of Offeror can only generate confusion among the relevant public as to the origin or sponsorship of Shepard's activities, while trading on State Auto Mutual's goodwill and eroding the distinctive character of its valuable mark.

     In Amendment No. 1 to its Schedule TO, Shepard and Offeror announced that the name of Offer had been changed to STFC Acquisition Corporation.

          Certain Other Legal Matters

     Control Share Acquisition Statute. The Ohio Control Share Acquisition Statute provides that a control share acquisition can proceed only after shareholder review and approval. Control share acquisitions are acquisitions, directly or indirectly, by any person of shares of an Ohio public corporation that, when added to all other shares of the company for which such person may exercise or direct the voting power, would entitle such person, immediately after such acquisition, to exercise or direct the exercise of at least 20 percent of the voting power of the company in the election of directors. The acquiring person may make the control share acquisition if (a) shareholders who hold shares as of the record date entitling them to vote in the election of directors authorize the acquisition at a special meeting by both: (1) an affirmative vote of a majority of the voting power represented at the meeting in person or by proxy; and (2) an affirmative vote of a majority of the portion of voting power, excluding the voting power of "interested shares", represented at the meeting, and (b) the control share acquisition is consummated no later than 360 days following shareholder authorization of the control share acquisition. A quorum is present if at least a majority of the voting power of the company in the election of directors is represented at the meeting in person or by proxy.

     "Interested shares" means the shares as to which any of the following persons may exercise or direct the exercise of the voting power in the election of directors: (a) the acquiring person, which in the present case is Offeror,
(b) any officer elected or appointed by directors, (c) any employee who is also a director, (d) any person that acquires such Shares for valuable consideration during the period beginning on the date of the first public disclosure of the Tender Offer and ending on the record date for the meeting if either (i) consideration paid by the acquiror exceeds $250,000 or (ii) the number of shares acquired exceeds 1/2 of 1% of the outstanding shares of the corporation entitled to vote in election, or (e) any person that transfers such shares for valuable consideration after the record date for the meeting as to the shares so transferred, if accompanied by the voting power in the form of a blank proxy, an agreement to vote as instructed by the transferee, or otherwise.

     Pursuant to the Ohio Control Share Acquisition Statute, the Board of Directors is required to call a special meeting of shareholders for purposes of voting on the proposed control share acquisition within ten days after receipt by the Company of the acquiring person statement that complies with the Ohio Control Share Acquisition Statute. The Board of Directors, after consultation with legal counsel, believes that the acquiring person statement delivered by Offeror does not comply with the Ohio Control Share Acquisition Statute and as a result, has not called a shareholder meeting.

     Merger Moratorium Statute. Section 1704 of the Ohio Revised Code (the "Merger Moratorium Statute") provides for a moratorium on certain types of acquisition transactions, including the merger described in the Tender Offer, by an interested shareholder for a period of three years after such person became an interested shareholder, unless prior to the interested shareholder's share acquisition date, the directors of the corporation have approved the transaction by the interested shareholder on the interested shareholder's share acquisition date. The moratorium is not applicable to certain types of transactions and situations, which are not relevant in the present situation.

     An interested shareholder is a person, other than (a) the company, (b) its subsidiaries, (c) employee stock ownership plans or benefits plans of the company or its subsidiaries, and (d) trustees or fiduciaries of such plans acting in such capacity, who is the beneficial owner of a sufficient number of shares of the company that when added to all other shares of the company in respect of which that person may exercise or direct the exercise of voting power, would entitle that person, directly or indirectly, along or with others, to exercise or direct the exercise of 10% of voting power in election of directors after taking into account all of that person's beneficially owned shares that are not currently outstanding.

     After three years, an interested shareholder may engage in a previously prohibited transaction if, among other things, at least one of the following is satisfied: (a) prior to the interested shareholder's share acquisition date, the directors of the company had approved the purchase of shares by the interested shareholder on the interested shareholder's acquisition date; (b) the transaction is approved at a meeting held for that purpose by the affirmative vote of the holders of shares of the corporation entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors and further provided that the transaction is also approved by the affirmative vote of the holders of at least a majority of the shares owned by persons that are not interested shareholders, or affiliates or associates thereof; or (c) the transaction meets certain tests relating to the amount and form of consideration to be received per share by the holders of all outstanding shares of the corporation not beneficially owned by the interested shareholder.

     The Board of Directors has resolved that neither (i) the purchase of Shares by Offeror or Shepard nor (ii) any transaction constituting a Chapter 1704 Transaction, as defined in Section 1704.01(B) of the Ohio Revised Code with, into or involving Offeror and/or Shepard, directly or indirectly, will be deemed approved for purposes of the Merger Moratorium Statute.

     Control Bid Statutes.  Sections 1707.041, 1707.042, 1707.043, 1707.23 and
1707.26 of the Ohio Revised Code (collectively, the "Control Bid Statutes") regulate tender offers. The Control Bid Statutes apply to the purchase of, or offer to purchase, any equity security of a subject company from a resident of Ohio if, after the purchase, Offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the company (a "Control Bid"). A subject company includes an issuer, such as STFC, that either has its principal place of business or principal executive offices located in Ohio or owns or controls assets located in Ohio that have a fair market value of at least one million dollars, and that either (a) more than ten percent of its beneficial or record equity security holders are resident in Ohio, (b) more than ten percent of its equity securities are owned beneficially or of record by residents in Ohio, or (c) more than one thousand of its beneficial or record equity security holders are resident in Ohio. Notwithstanding the definition of subject company contained in the Control Bid Statutes, the Ohio Division, by rule or an adjudicatory proceeding, may make a determination that an issuer does not constitute a subject company if appropriate review of Control Bids involving the issuer is to be made by any regulatory authority of another jurisdiction. The Ohio Division has not adopted any rules under this provision.

     The Control Bid Statutes prohibit an offeror from making a Control Bid for securities of a subject company pursuant to a tender offer until Offeror has filed specified information with the Ohio Division. In addition, Offeror is required to deliver a copy of such information to the subject company not later than Offeror's filing with the Ohio Division and to send or deliver such information and the material terms of this proposed offer to all offerees in Ohio as soon as practicable after Offeror's filing with the Ohio Division.

     Within five calendar days of such filing, the Ohio Division may by order summarily suspend the continuation of the Control Bid if it determines that Offeror has not provided all of the specified information or that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid. If the Ohio Division summarily suspends a Control Bid, it must schedule and hold a hearing within ten calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than 14 calendar days after the date on which the suspension is imposed. The Ohio Division may maintain its suspension of the continuation of the Control Bid if, based upon the hearing, it determines that all of the information required to be provided by the Control Bid Statutes has not been provided by Offeror, that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid, or that the Control Bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division maintains the suspension, Offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division and to reinstitute the Control Bid by filing new or amended information pursuant to the Control Bid Statutes.

     STFC is a subject company pursuant to the Control Bid Statutes and the Tender Offer constitutes a Control Bid for securities of the Company pursuant to a tender offer.

     On August 22, 2003, the Ohio Division received a filing by Offeror under the Control Bid Statutes. On August 27, 2003, the Ohio Division informed Shepard that it would not suspend the Tender Offer pursuant to the Control Bid Statutes and would not conduct a hearing; the action of the Ohio Division does not constitute a recommendation as to the merits of the Tender Offer. Amendment No. 1 to the Schedule TO filed with the SEC on September 8, 2003 reportedly reflects changes in the Proposed Transaction and related disclosures required or requested by the Ohio Division in connection with its review of the filing made by Shepard and Offeror under the Control Bid Statutes.

     (b) Regulatory Matters.

     Ohio Insurance Company Statute. Section 3901.321 of the Ohio Revised Code (the "Ohio Insurance Company Statute") regulates the acquisition of direct or indirect control of an Ohio domestic insurance company (an "OH Domestic Insurer") or its holding company. A person who directly or indirectly possesses the power to direct or cause the direction of the management and policies of an OH Domestic Insurer or its holding company, whether through the ownership of voting securities or by contract or otherwise, is presumed to "control" that OH Domestic Insurer. As defined in the Ohio Insurance Company Statute, control is deemed to exist if a person directly or indirectly holds or has the power to vote ten percent (10%) or more of the voting stock of an OH Domestic Insurer or its holding company. Unless the Ohio Department of Insurance (the "OH DOI") has approved the proposed transaction, no person, such as Offeror, shall do any of the following if, as a result, the person would, directly or indirectly, be in control of an Ohio Domestic Insurer: (i) make a tender offer for any voting security of an OH Domestic Insurer or its holding company; (ii) make a request or invitation for tenders of any voting security of an OH Domestic Insurer or its holding company; (iii) enter into any agreement to exchange securities of an OH Domestic Insurer or its holding company; (iv) seek to acquire or acquire, in the open market or otherwise, any voting security of an OH Domestic Insurer or its holding company; or (v) enter into an agreement to merge with, or otherwise to acquire control of, an OH Domestic Insurer or its holding company. STFC is an insurance holding company for State Auto Insurance Company of Ohio and State Auto National Insurance Company, each of which is an OH Domestic Insurer. The Tender Offer as well as Offeror's condition to acquire control of State Auto Mutual's board of directors each accordingly requires the approval of the OH DOI pursuant to the OH Insurance Company Statute.

     Pursuant to the OH Insurance Company Statute, before a person, such as Offeror, may acquire control of an OH Domestic Insurer, the OH DOI and the OH Domestic Insurer must receive specified information from that person on a "Form A". The OH DOI may deny approval of an acquisition of control if, after a public hearing, it finds any of the following: (i) after the change of control, the domestic insurer would not be able to satisfy the requirements for the issuance of a license to write the lines of insurance for which it is presently licensed;
(ii) the effect of the merger or acquisition would substantially lessen competition in the insurance in the state or tends to create a monopoly; (iii) the financial condition of any acquiring party might jeopardize the financial stability of the domestic insurer or interests of its policyholders; (iv) the plans that the acquiring party has to liquidate the domestic insurer, sell its assets, merge it with any person or make any material change in its business or corporate structure, are unfair and unreasonable to the interests of the policyholders of the domestic insurer and not in the public interest; (v) the competence, experience and integrity of those persons that would control the domestic insurer are such that it would not be in the interest of the policyholders to permit the merger or acquisition; or (vi) the acquisition is likely to be hazardous or prejudicial to the insurance-buying public.

     South Carolina Insurance Company Statute. Section 38-21-10, et. seq. of the Code of Laws of South Carolina (the "SC Insurance Company Statute") regulates the acquisition of direct or indirect control of a South Carolina insurance company (a "SC Domestic Insurer") or its holding company. As defined in the SC Insurance Company Statute, control is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10% or more of the voting securities of a SC Domestic Insurer or its holding company. Unless the South Carolina Department of Insurance (the "SC DOI") has approved the proposed transaction, no person, such as Offeror, may do any of the following if, after the consummation, the person would be in control of a SC Domestic Insurer or its holding company: (i) make a tender offer for any voting security of a SC Domestic Insurer or its holding company; (ii) make a request or invitation for tenders of any voting security of a SC Domestic Insurer or its holding company; (iii) enter into any agreement to exchange securities of a SC Domestic Insurer or its holding company; (iv) seek to acquire or acquire, in the open market or otherwise, any voting security of a SC Domestic Insurer or its holding company; or (v) enter into an agreement to merge with, or otherwise to acquire control of, a SC Domestic Insurer or its holding company. State Auto P&C is a SC Domestic Insurer and the wholly owned subsidiary of STFC. Offeror's Tender Offer for shares of STFC accordingly requires the approval of the SC DOI under the SC Insurance Company Statute.

     Pursuant to the SC Insurance Company Statute, a person seeking control of a SC Domestic Insurer must submit to the SC DOI information as specified therein and in the regulations promulgated thereunder. The SC DOI may deny approval of an acquisition of control if, after a public hearing, it finds any of the following: (i) after the change of control, the SC Domestic Insurer will not be able to satisfy the requirements for the issuance of a license to write the lines of insurance for which it is presently licensed; (ii) the effect of the acquisition of control would substantially lessen competition in insurance in South Carolina or tend to create a monopoly; (iii) the financial condition of the acquiring party might jeopardize the financial stability of the SC Domestic Insurer or prejudice the interest of its policyholders; (iv) the plans which the acquiring party has to liquidate the SC Domestic Insurer, sell its assets, consolidate or merge it with a person, or make another material change in its business or corporate structure or management are unfair and unreasonable to policyholders of the

SC Domestic Insurer and not in the public interest; (v) the competence, experience and integrity of those persons who would control the operation of the SC Domestic Insurer are such that it is not in the interest of the policyholders of the SC Domestic Insurer and of the public to permit the acquisition of control; or (vi) the acquisition is likely to be hazardous or prejudicial to the insurance buying public.

     South Dakota. Section 58-5A-1, et. seq., of the South Dakota Codified Laws (the "SD Insurance Company Statute") regulates the acquisition of control with a South Dakota domestic insurer (a "SD Domestic Insurer") or its holding company. As defined in the SD Insurance Company Statute, control is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of that insurer. Unless the South Dakota Division of Insurance (the "SD DOI") has approved the proposed transaction, no person, such as Offeror, shall do any of the following if, after the consummation, the person would be in control of a SD Domestic Insurer or its holding company: (i) make a tender offer for any voting security of a SD Domestic Insurer or its holding company; (ii) make a request or invitation for tenders of any voting security of a SD Domestic Insurer or its holding company; (iii) enter into any agreement to exchange securities of a SD Domestic Insurer or its holding company; (iv) seek to acquire or acquire, in the open market or otherwise, any voting security of a SD Domestic Insurer or its holding company; or (v) enter into an agreement to merge with, or otherwise to acquire control of, a SD Domestic Insurer or its holding company. Milbank Insurance Company is a SD Domestic Insurer and the wholly owned subsidiary of STFC. Offeror's Tender Offer for shares of STFC accordingly requires the approval of the SD DOI pursuant to the SD Insurance Company Statute.

     Pursuant to the SD Insurance Company Statute, a person seeking control of a SD Domestic Insurer or its holding company must submit to the SD DOI and the SD Domestic Insurer information as specified therein and in the regulations promulgated thereunder. The SD DOI may deny approval of the acquisition of control if, after a public hearing, it finds any of the following: (i) after the change of control, the SD Domestic Insurer is not able to satisfy the requirements for the issuance of a license to write the lines of insurance for which it is presently licensed; (ii) the effect of the acquisition of control would substantially lessen competition in insurance in South Dakota or tend to create a monopoly; (iii) the financial condition of the acquiring party might jeopardize the financial stability of the SD Domestic Insurer or prejudice the interest of its policyholders; (iv) the plans or proposals which the acquiring party has to liquidate the SD Domestic Insurer, sell its assets, consolidate or merge it with a person, or make another material change in its business or corporate structure or management are unfair and unreasonable to policyholders of the SD Domestic Insurer and not in the public interest; (v) the competence, experience and integrity of those persons who would control the operation of the SD Domestic Insurer are such that it is not in the interest of the policyholders of the SD Domestic Insurer and of the public to permit the acquisition of control; or (vi) the acquisition of control is likely to be hazardous or prejudicial to the insurance buying public.

     Iowa Insurance Company Statute. Section 521A.3 of the Iowa Code (the "IA Insurance Company Statute") regulates the acquisition of direct or indirect control of an Iowa domestic insurance company (an "IA Domestic Insurer") or its holding company. Pursuant to the IA Insurance Company Statute, any person who, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent (10%) or more of the voting securities of an IA Domestic Insurer or its holding company is presumed to "control" that IA Domestic Insurer. Unless the commissioner of the Iowa Insurance Division (the "IID") has approved the proposed transaction, no person, such as Offeror, shall
(a) make a tender offer for or a request or invitation for tenders of, or enter into any agreement to exchange securities for, seek to acquire, or acquire, any voting security of an IA Domestic Insurer or its holding company if, after the consummation thereof, such person would, directly or indirectly, be in control of the IA Domestic Insurer or its holding company, or (b) enter into an agreement to merge with or acquire control of the IA Domestic Insurer or its holding company. STFC is an insurance holding company whose subsidiaries include Farmers Casualty and Mid-Plains, both of which are Iowa domiciled insurance companies. Offeror's Tender Offer for shares of STFC accordingly requires the approval of the IID pursuant to the IA Insurance Company Statute.

     Pursuant to the IA Insurance Company Statute, a person seeking to acquire control of an IA Domestic Insurer must provide the IID and the domestic insurer with a "Form A" statement containing specified information. A public hearing shall be held within thirty days after the filing of the Form A. Following the public hearing, the IID shall approve the acquisition of control if the acquiring party has demonstrated to the IID all of the following: (i) after the change of control the IA Domestic Insurer will be able to satisfy the requirements for the issuance of a license to write the line or lines of insurance for which it is presently licensed; (ii) the effect of the acquisition of control will not substantially lessen competition in insurance in Iowa; (iii) the financial condition of any acquiring party will not jeopardize the financial stability of the IA Domestic Insurer, or prejudice the interest of its policyholders; (iv) the plans the acquiring party has to liquidate the IA Domestic Insurer, sell its assets or merge it with any person, or to make any other material change in its business or corporate structure or management are not unfair or unreasonable to policyholders of the IA Domestic Insurer and are not contrary to the public interest; and (v) the competence, experience, and integrity of those persons who would control the IA Domestic Insurer are sufficient to indicate that the interests of policyholders of the IA Domestic Insurer and of the public will not be jeopardized by the acquisition of control.

     Wisconsin Acquisition Rule. Wisconsin Administrative Code Ins. 40.02 (the "WI Acquisition Rule") regulates the acquisition of control of a Wisconsin domestic insurer ("WI Domestic Insurer") or its holding company. Under the WI Acquisition Rule, control means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, by common management or otherwise. Unless the Wisconsin Office of the Commissioner of Insurance (the "WI OCI") approves the proposed transaction, no person, such as Offeror, shall, inter alia, enter into an agreement to merge with or otherwise acquire or attempt to acquire control of a WI Domestic Insurer or its holding company. SAWI is a WI Domiciled Insurer and the wholly owned subsidiary of State Auto Mutual. Offeror's attempt to acquire control of State Auto Mutual's board of directors accordingly requires approval of the WI OCI pursuant to the WI Acquisition Rule.

     Pursuant to the WI Acquisition Rule, no agreement with respect to the acquisition of control of any WI Domestic Insurer or its holding company may be executed or submitted for approval by the shareholders of the WI Domestic Insurer or its holding company without the approval of the WI OCI. The proposed acquisition of control will be approved if, after a hearing, the WI OCI determines that the proposed transaction is legal and not contrary to the interests of the insured of the WI Domestic Insurer and the following: (i) after the change of control, the WI Domestic Insurer would be able to satisfy the requirements for the issuance of a license to write lines of insurance for which it is presently licensed; (ii) the effect of the merger or other acquisition of control would not be to create a monopoly or substantially lessen competition in insurance in this state; (iii) the financial condition of any acquiring party is not likely to jeopardize the financial stability of the WI Domestic Insurer or prejudice the interests of its Wisconsin policyholders; (iv) the plan or proposals which the acquiring party has to liquidate the WI Domestic Insurer or its holding company, sell its assets, merge it with any person or make any material change in its business or corporate structure, are fair and reasonable to policyholders of the WI Domestic Insurer or in the public interest; and (v) the competence and integrity of those persons who would control the operation of the WI Domestic Insurer or its holding company are such that it would be in the interest of the policyholders of the insurer and of the public to permit the acquisition of control.

     Florida Insurance Company Statute. Section 628.461 of the Florida Statutes (the "FL Insurance Company Statute") regulates the acquisition of control of a Florida domestic insurance company (a "FL Domestic Insurer"). Pursuant to the FL Insurance Company Statute, unless the Florida Department of Insurance (the "FL DOI") has approved the transaction, no person, such as Offeror, may, inter alia, acquire, directly or indirectly, or otherwise finally acquire 10% or more (and in some cases 5% or more) of the outstanding voting securities of a FL Domestic Insurer or of its holding company. State Auto Mutual owns all (100%) of the issued and outstanding voting shares of State Auto Florida Insurance Company, a FL Domestic Insurer. Offeror's proposal to acquire control of State Auto Mutual's board of directors accordingly requires the approval of the FL DOI pursuant to the FL Insurance Company Statute.

     Pursuant to the FL Insurance Company Statute, a person, such as Offeror, must file a complete Acquisition of Controlling Interest of a Domestic Insurer Application Package (the "Application"), containing information specified in the FL Insurance Company Statute and the administrative rules promulgated thereunder, with the FL DOI and the FL Domestic Insurer before or within five days after acquiring control of such FL Domestic Insurer. The FL DOI shall approve a proposed acquisition if it finds that: (i) upon the completion of the acquisition, the FL Domestic Insurer will be able to satisfy the requirements for the issuance of a license to write lines of insurance for which it is presently licensed; (ii) the financial condition of the acquiring person will not jeopardize the financial stability of the FL Domestic Insurer or prejudice the interests of its policyholders or the public;
(iii) any plan to liquidate the FL Domestic Insurer or any controlling company, sell its assets, merge or consolidate it with any person, or make any major change in its business or corporate structure, is fair and free of prejudice to the policyholders of the FL Domestic Insurer or to the public; (iv) the competence, experience, and integrity of those persons who will directly or indirectly control the operation of the FL Domestic Insurer indicate that the acquisition is in the best interest of the policyholders of the insurer and in the public interest; (v) the natural persons for whom background information is required to be furnished have such backgrounds to indicate that it is in the best interests of the policyholders and the public to permit such person to exercise control over the FL Domestic Insurer; (vi) the officers and directors to be employed after the acquisition have sufficient insurance experience and ability to assure reasonable promise of successful operation; (vii) the management of the FL Domestic Insurer after the acquisition will be competent and trustworthy and make the proposed operation of such insurer not hazardous to the insurance-buying public; (viii) the management of the insurer after the acquisition will not include any person who has, directly or indirectly, unlawfully manipulated the assets, accounts, finances or books of any insurer or otherwise acted in bad faith with respect to any insurer; (ix) the acquisition is not likely to be hazardous or prejudicial to the insurer's policyholders or the public; and (x) the effect of the acquisition would not substantially lessen competition in insurance or tend to create a monopoly in Florida. Conversely, the FL DOI may disapprove an acquisition if it is made by a person who has committed certain violations of the FL Insurance Company Statute. An acquiring party, such as the Offeror, has the burden of proof with respect to the statutory standards for approval of an acquisition of control.

     The acquisition of direct or indirect control of a FL Domestic Insurer or its holding company shall be deemed approved unless the FL DOI disapproves the acquisition within 90 days after the acquiring person has filed the Application. The FL DOI may, or if requested to do so in writing by a substantially affected party shall, conduct a proceeding to consider the appropriateness of the acquisition. The 90 day review period shall be tolled during the pendency of such proceeding.

     During the pendency of the FL DOI's review of any acquisition subject to the FL Insurance Company Statute, an acquiring person, such as Offeror, may not make any material change in the operation of the FL Domestic Insurer or of a controlling company thereof unless the FL DOI has specifically approved the change, nor may the acquiring person make any material change in the management (including directors) of the FL Domestic Insurer unless advance written notice of the change in management (including directors) is furnished to the FL DOI. The FL DOI may disapprove any material change in operation or management if it finds that the statutory grounds for approval of the acquisition (as described above) have not been satisfied.

     Indiana Insurance Company Statute. Indiana Code Section 27-1-23-2 (the "IN Insurance Company Statute") regulates the acquisition of direct or indirect control of an Indiana domestic insurance company (an "IN Domestic Insurer") or its holding company. Pursuant to the IN Insurance Company Statute, any person who possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of an IN Domestic Insurer or its holding company, whether through the beneficial ownership of voting securities, by contract, or otherwise, is presumed to "control" the IN Domestic Insurer. Unless the proposed transaction has been approved by the Indiana Department of Insurance ("IN DOI"), no person, such as Offeror, shall, inter alia, enter into an agreement to acquire control of a domestic insurer or of any corporation controlling an IN Domestic Insurer. Meridian Security and Meridian Citizens Security are Indiana domiciled stock insurance companies owned by MIGI. Meridian Citizens Mutual is an Indiana domiciled mutual insurance company, which is controlled by MIGI through an affiliation agreement. MIGI is wholly owned by STFC.

     Pursuant to the IN Insurance Company Statute, a person seeking to acquire control of an IN Domestic Insurer must provide the IN DOI and the IN Domestic Insurer with a "Form A" statement containing specified information. A public hearing shall be held within 60 days after the filing of the Form A or at such later date as the IN DOI determines upon a showing of good cause. Following the public hearing, the IN DOI shall approve the acquisition of control only if it finds, by a preponderance of the evidence, that: (i) the acquisition of control would not tend to affect adversely the contractual obligations of the domestic insurer or its ability and tendency to render service in the future to its policyholders and the public; (ii) the effect of the acquisition of control would not be substantially to lessen competition in any line of insurance business in any section of Indiana or tend to create a monopoly therein; (iii) the financial condition of any acquiring party is not such as might jeopardize the financial stability of the domestic insurer or of any corporation controlling such insurer, or prejudice the interest of its policyholders; (iv) the plans any acquiring party has to liquidate the domestic insurer or any such controlling corporation, sell its assets or merge it with any person, or to make any other material change in its investment policy, business, corporate structure, or management are fair and reasonable to policyholders of the domestic insurer and in the public interest; and (v) the competence, experience, and integrity of those persons who would control the domestic insurer are such that the acquisition of control would not tend to affect adversely the general capacity or intention of the domestic insurer to transact the business of insurance in a safe and prudent manner.

     Michigan Requalification Requirement. Pursuant to Section 500.405 of the Michigan Compiled Laws, the certificate of authority of an insurer licensed to do business as a foreign insurer in Michigan is revoked unless, within 90 days of a change of control: (i) the insurer requalifies for a certificate of authority or (ii) the Michigan Office of Financial and Insurance Services finds that the insurer, after the change of control, meets certain statutory standards, including the maintenance of at least an A- A.M. Best's rating. As defined in Section 500.115 of the Michigan Compiled Laws, control is presumed to exist if any person, by formal or informal arrangement, device, or understanding, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10% or more of the voting securities of any other person. State Auto Mutual, State Auto P&C, Meridian Security, and Meridian Citizens Mutual are licensed in Michigan. A person seeking to acquire control of an insurer licensed to do business as a foreign insurer in Michigan may request the Michigan Office of Financial and Insurance Services to determine whether or not the insurer would requalify for a certificate of authority in advance of the change of control.

     (c) Forward-Looking Statements.

     Forward-Looking Statements. Statements contained in this Statement or any other reports or documents prepared by the Company or made by management may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Forward-looking statements may be identified, preceded by, followed by, or otherwise include, without limitation, words such as "plans," "believes," "expects," "anticipates," "intends," "estimates," or similar expressions.

     Certain statements made in this Statement indicating the Company's or management's or its board of directors' or any board of directors committee's intentions, beliefs, expectations or predictions for the future are forward-looking statements. Such forward-looking statements are not guarantees of future performance and may involve known and unknown risks, uncertainties and other factors including those detailed from time to time in the Company's filings with the SEC.

ITEM 9.  EXHIBITS.

ITEM  EXHIBIT
NO.     NO.                       DESCRIPTION OF EXHIBIT
----  -------                     ----------------------
a(1)   99a(1)  STFC Press Release issued September 2, 2003(1)
a(2)   99a(2)  Letter from State Auto Mutual to Shepard dated June 4,
               2003(1)
a(3)   99a(3)  Letter from State Auto Mutual to Shepard dated June 13,
               2003(1)
a(4)   99a(4)  Letter from State Auto Mutual to Shepard dated June 30,
               2003(1)
a(5)   99a(5)  Letter from Robert H. Moone, Chairman and Chief Executive
               Officer of STFC, to Shepard dated September 2, 2003(1)
a(6)   99a(6)  Letter from Robert H. Moone, Chairman and Chief Executive
               Officer of State Auto Mutual, to Shepard dated September 2,
               2003(1)
a(7)   99a(7)  Letter from Robert H. Moore, Chairman and Chief Executive
               Officer of STFC, to Shepard dated June 6, 2003(2)
a(8)   99a(8)  Letter to STFC's shareholders dated September 12, 2003(2)
e(1)   99e(1)  STFC 2003 Proxy Statement(1)

ITEM  EXHIBIT
NO.     NO.                       DESCRIPTION OF EXHIBIT
----  -------                     ----------------------
e(2)   99e(2)  Amended and Restated Put Agreement(1)
e(3)   99e(3)  Amended and Restated Credit Agreement(1)
e(4)   99e(4)  Amended and Restated Standby Purchase Agreement(1)
e(5)   99e(5)  STFC Code of Regulations(1)
e(6)   99e(6)  Indemnification Agreement(1)

---------------

(1) Included with the Company's Solicitation/Recommendation Statement on
    Schedule 14D-9 originally filed by STFC on September 2, 2003.

(2) Filed with this Amendment.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          STATE AUTO FINANCIAL CORPORATION

Dated: September 12, 2003

                                          By /s/ John R. Lowther
                                            ------------------------------------
                                                 John R. Lowther
                                               Senior Vice President, General
                                               Counsel and Secretary

                                 EXHIBIT INDEX

ITEM  EXHIBIT
NO.     NO.                       DESCRIPTION OF EXHIBIT
----  -------                     ----------------------
a(1)   99a(1)  STFC Press Release issued September 2, 2003(1)
a(2)   99a(2)  Letter from State Auto Mutual to Shepard dated June 4,
               2003(1)
a(3)   99a(3)  Letter from State Auto Mutual to Shepard dated June 13,
               2003(1)
a(4)   99a(4)  Letter from State Auto Mutual to Shepard dated June 30,
               2003(1)
a(5)   99a(5)  Letter from Robert H. Moone, Chairman and Chief Executive
               Officer of STFC, to Shepard dated September 2, 20031
a(6)   99a(6)  Letter from Robert H. Moone, Chairman and Chief Executive
               Officer of State Auto Mutual, to Shepard dated September 2,
               2003(1)
a(7)   99a(7)  Letter from Robert H. Moore, Chairman and Chief Executive
               Officer of STFC, to Shepard dated June 6, 2003(2)
a(8)   99a(8)  Letter to STFC's shareholders dated September 12, 2003(2)
e(1)   99e(1)  STFC 2003 Proxy Statement(1)
e(2)   99e(2)  Amended and Restated Put Agreement(1)
e(3)   99e(3)  Amended and Restated Credit Agreement(1)
e(4)   99e(4)  Amended and Restated Standby Purchase Agreement(1)
e(5)   99e(5)  STFC Code of Regulations(1)
e(6)   99e(6)  Indemnification Agreement(1)

---------------

(1) Included with the Company's Solicitation/Recommendation Statement on
    Schedule 14D-9 originally filed by STFC on September 2, 2003.

(2) Filed with this Amendment.